January 27, 2015

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Re:  Endurance Exploration Group, Inc.

Form 10-12G

Filed January 14, 2014

File No. 000-55291

Dear Mr. Reynolds:

Endurance Exploration Group, Inc. responds to your letter dated January 22, 2015 regarding the Company’s Form 10-12G filed January 14, 2015 (“2014 Form 10-12G”),

Comment:

Item 6 – Executive Compensation, page 32

1. Please update this section for the fiscal year ended 2014.

Response:

The company has amended it’s Form 10-12G to update this section for fiscal year ended 2014.

Comment:

Item 7 - Certain Relationships and Related Transactions, and Director Independence, page 34

2. We note your response to comment 5 in our letter dated December 12, 2014 and we reissue the comment in part. Please update this section for the fiscal year ended 2014 and state the names of your promoters.

Response:

The company has amended it’s Form 10-12G to update this section for fiscal year ended 2014 and stated the names of its promoters.

Comment:

Exhibits, page 68

3. We note your response to comment 7; however, exhibits 3.2 and 21, are still filed in an improper electronic format. Please revise to file all exhibits in an appropriate electronic format. In addition, please separately file the exhibits rather than including them as part of the Form 10.

Response:

We have revised and will file exhibits in the appropriate electronic format.

Conclusion:

Should the Staff have any additional questions or comments, please contact  . . .

Sincerely,

Micah Eldred

Board Chairman, President and Chief Executive Officer

Endurance Exploration Group, Inc.

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